SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2003

Provalis plc

(Translation of Registrant’s Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT

(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

For Immediate Release	7 July 2003

Provalis plc

Trading Update for Full Year 2003 - Sales up 49% to £14.0m (Unaudited)

Provalis plc (LSE:PRO; NASDAQ:PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce key highlights to trading for the year ended 30th June 2003.

•                  Group sales up 49% against last year to £14.0m – in line with brokers’ forecasts

•                  Diagnostics sales rose significantly from last year to £3.1m driven by Glycosal sales in USA

•                  Healthcare Division sales grew 33% from last year to £10.9m led by sales of Diclomax and the commencement of a sales business in Ireland

•                  G5 development continues to progress, with FDA clinical trials of the G5 diabetes test scheduled for the autumn, and immediate expansion of the R&D effort to develop additional diagnostic tests for use on the G5 platform

•                  Cash position for the Company healthy at £6.6m, with lower on-going cash burn.  Additional cash contributions of up to £3.5m are still due from the Falk distribution deal over the next 18 months

Performance

In the Medical Diagnostics Division, sales of Glycosal®, the Group’s diabetes diagnostic product, have progressed well in the USA with a major growth in both instrument placements and cartridge test usage. Sales for the division in the year were £3.1m, compared with £0.9m in 2002.  The first half of the year was dominated by the orders for Glycosal by Abbott Laboratories and in the second half by the penetration of the product into the physician ‘point of care’ market by Provalis’ distributor Cholestech Corporation.

The development programme for the Group’s new diagnostics technology, code named ‘G5’, continues to progress with the manufacture of instruments now being initiated at the Company’s commercial assembly partner in the Far East and the moulding of its test cartridge in Europe. Further user testing will be undertaken until the autumn before initiating the clinical trials prior to submission of the FDA 510K home use application in the USA.

Pharmaceuticals sales in the Healthcare Division were £10.9m, up 33% on the previous financial year. This reflects the first full year contribution of Diclomax® (£6.4m), the growth in sales of the other existing products and also the first contribution from Provalis’ Irish sales business which began trading in February 2003.  The contribution of £0.5m from sales in Ireland more than compensated for the impact of a two month period of de-stocking by wholesalers in the UK which lowered sales in January and February.

The Company closed the year with £6.6m in cash (2002, £10.4m), a healthy position.  Cash burn is now significantly lower than in 2002 due to stopping all significant expenditure within the Group’s vaccine R&D division and higher product sales.  Cash has been further boosted by receipt of initial £1.5m cash contribution as a result of the revised distribution agreement with Dr Falk Pharma, with up to a further £3.5m due by January 2005.

Phil Gould, CEO of Provalis, commented: “Provalis is now nearing the end of the transition it began a number of years ago from a research orientated Company to a customer led, commercially successful Group with its own products and highly focused product development programmes. 2003 has been a turning point for the Group.   The year has seen a strong growth in sales, particularly in Medical Diagnostics, which has been led by the sales of Glycosal in the USA.  Our pharmaceuticals business continues to grow, buoyed by sales of Diclomax and the successful introduction of our products to the Irish market.  With this commercial focus, lower cash burn and healthy cash position, Provalis continues to progress towards financial self sufficiency.”

The Company’s audited full year 2003 figures and an overview of trading expectations for 2004 will be presented in September 2003.

END

Provalis’ Internet Website; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors.  Such factors include, among others: the success of the Group’s research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group’s intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group’s sector; the Group’s dependence on key personnel; general business and economic conditions; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected.  These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

For further information:-

Dr Phil Gould, Provalis plc	Tel: 01244 833 463

Mr Lee Greenbury, Provalis plc	Tel: 01244 833 402

Lisa Baderoon, Buchanan Communications	Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a Healthcare group with two operating divisions:-

Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management.  The division’s principle products are Glycosal and Osteosal in the areas of diabetes and osteoporosis respectively.

Healthcare - sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force.  The division’s principle product is Diclomax, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: July 7, 2003	By:	/s/ Lee Greenbury
Name: Lee Greenbury
Title: Secretary